February 12, 2009

Dear Shareholder:

Thank you for your investment in German American Bancorp, Inc, and your participation in our Dividend Reinvestment and Stock Purchase Plan.  We are pleased to provide you with a copy of our new prospectus for this Plan.

Key features of the Plan allow you, as a participant, to:

•	Conveniently acquire additional shares of Common Stock with no brokerage fees by reinvesting cash dividends and making voluntary monthly cash purchases.
•	Deposit additional shares, held in paper stock certificates, to the Plan for safekeeping.
•	Receive a statement of account detailing your transactions and accumulated share balance promptly following each transaction.
•	Sell shares directly through the Plan with transaction costs less than that typically occurred through a broker. A new feature of the Plan is the ability to sell your shares on a same day basis.

As a participant in the existing Plan, you don’t need to take any action to continue your participation in the Plan in the same manner as you have previously utilized the Plan.  If, at anytime, you wish to discontinue your participation, you may do so by giving notice to our transfer agent, Computershare as specified in the enclosed prospectus.

If you have any questions or need additional information, please contact Terri Eckerle, our Investor Relations Officer, at 812-482-0703 or Computershare at 800-884-4225.

Again, thank you for your investment in German American and for continuing to grow your investment through your participation in our Dividend Reinvestment and Stock Purchase Plan.

Sincerely,

Mark A. Schroeder
President & CEO